

03002314

) STATES
CHANGE COMMISSION
Wasnington, D.C. 20549

UF3-4-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____January 1, 2002_____ AND ENDING_____December 31, 2002_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Ravine Court

(No. and Street)

Mequon	WI	53092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kirt Bjork   262-241-9983

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP

(Name – *if individual, state last, first, middle name*)

115 S. 84th Street, Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 4 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 1 3 2003

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Kirt Bjork _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Trinity Distributors, LLC _____ , as
of _____ December 31, _____ , 20 02 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRINITY DISTRIBUTORS LLC

Mequon, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2002

TRINITY DISTRIBUTORS LLC

TABLE OF CONTENTS



VirchowKrause
&company

To the Member
Trinity Distributors LLC
Mequon, Wisconsin

We have audited the accompanying balance sheet of Trinity Distributors LLC as of December 31, 2002 and the related statements of income, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Distributors LLC as of December 31, 2002 and the results of its operations, changes in its member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause Company LLP

Milwaukee, Wisconsin
February 13, 2003

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Page 1

TRINITY DISTRIBUTORS LLC

BALANCE SHEET
December 31, 2002

ASSETS

CURRENT ASSETS
Cash and cash equivalents $ 43,805

OFFICE EQUIPMENT   24,754

TOTAL ASSETS $ 68,559

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES
Accounts payable $ 5,614

MEMBER'S EQUITY   62,945

TOTAL LIABILITIES AND MEMBER'S EQUITY $ 68,559

See accompanying notes to financial statements.

TRINITY DISTRIBUTORS LLC

STATEMENT OF INCOME
Year Ended December 31, 2002

COMMISSION REVENUE	$ 970,269
OPERATING EXPENSES	
Consulting fees	445,539
Travel expenses	66,363
Marketing expense	37,772
Professional fees	40,726
Telephone expense	10,809
Depreciation expense	8,222
Miscellaneous expense	9,390
Regulatory fees and licenses	8,953
Supplies	6,100
Insurance expense	8,250
Total operating expenses	642,124
Operating Income	328,145
OTHER INCOME	
Interest income	113
NET INCOME	$ 328,258

TRINITY DISTRIBUTORS LLC

STATEMENT OF MEMBER'S EQUITY
Year Ended December 31, 2002

	Member's Equity
BALANCE, December 31, 2001, as previously reported	$ 22,830
Prior period adjustment - correction of accumulated depreciation	21,857
BALANCE, December 31, 2001, as restated	$ 44,687
2002 net income	328,258
Distributions	(310,000)
BALANCE, December 31, 2002	$ 62,945

TRINITY DISTRIBUTORS LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 328,258
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation	8,222
Changes in operating assets and liabilities	
Accounts payable	5,614
Net Cash Flows from Operating Activities	342,094
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	(11,119)
Net Cash Flows from Investing Activities	(11,119)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(310,000)
Net Cash Flows from Financing Activities	(310,000)
Net Change in Cash and Cash Equivalents	20,975
CASH AND CASH EQUIVALENTS - Beginning of Year	22,830
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 43,805

See accompanying notes to financial statements.

TRINITY DISTRIBUTORS LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Trinity Distributors LLC is a Wisconsin limited liability corporation formed on October 15, 1998 for the purpose of conducting business as an independent investment sales and marketing firm. The Company is registered as a broker-dealer in Wisconsin, Illinois, and Florida.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Reserves and Custody of Securities

For transactions in mutual fund shares, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company limit its business to the distribution of mutual funds. The Company does not hold customer funds or safekeep customer securities.

As a result of the above paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

Office Equipment

Office equipment is stated at cost. Major expenditures for office equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Office equipment is recorded at cost and depreciated using the straight-line method over its estimated useful lives. For income tax reporting purposes, depreciation is calculated using applicable accelerated methods. The useful lives of office equipment for purposes of computing depreciation is 5 - 7 years.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including office equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

Commission Revenue

The Company recognizes revenue at the time the commissions are received.

Income Taxes

The Company's net income is included on the income tax return of its single member; therefore, no provision for income taxes is included.

TRINITY DISTRIBUTORS LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $37,978 and net capital requirement of $5,000. The Company's net capital ratio as of December 31, 2002 was 0.15 to 1.

NOTE 3 - Prior Period Adjustment

Member's equity at the beginning of 2002 has been adjusted to correct accumulated depreciation. Prior to 2002, the Company had expensed its purchases of office equipment as allowed for income tax purposes. This correction resulted in an increase in member's equity of $21,857. Had the error not been made, net income for 2001 would have been decreased by $942.

NOTE 4 - Office Equipment

The major categories of office equipment at December 31 are summarized as follows:

	Depreciable Lives	2002
Computer equipment	5 yrs.	$ 34,124
Furniture and fixtures	7 yrs.	9,785
Total Office Equipment		43,909
Less: accumulated depreciation		(19,155)
Net Office Equipment		$ 24,754

SUPPLEMENTAL INFORMATION



VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION

To the Member
Trinity Distributors LLC
Mequon, Wisconsin

We have audited the accompanying financial statements of Trinity Distributors LLC as of and for the year ended December 31, 2002 and have issued our report thereon dated February 13, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental financial information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Milwaukee, Wisconsin
February 13, 2003

TRINITY DISTRIBUTORS LLC

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

AGGREGATE INDEBTEDNESS

Account payables	$ 5,615
Total Aggregate Indebtedness	$ 5,615
Minimum required net capital	$ 374

NET CAPITAL

Member's equity	$ 62,945
Deductions:	
Haircuts on investments	(213)
Non-allowable office equipment	(24,754)
Net Capital	37,978
Net capital requirement (Minimum)	5,000
Capital in excess of minimum requirement	$ 32,978
Ratio of aggregate indebtedness to net capital	0.15 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.



VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Trinity Distributors LLC
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Trinity Distributors LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Board of Directors
Trinity Distributors LLC
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 13, 2003